Mail Stop 3561

June 1, 2006

Robert B. Catell
Chairman and Chief Executive Officer
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201

> **Re: KeySpan Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File No. 1-14161**

Dear Mr. Catell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Earnings from Continuing Operations 2005 vs. 2004, page 40

1. We note that you incurred $54.5 million in call premiums associated with 2004 debt redemptions. Please explain to us the rationale for initially deferring $8.6 million of this incurred cost. In this regard, we also note the $8.2 million write-off of previously deferred financing costs.

Note 1. Summary of Significant Accounting Policies, page 104

A. Organization of the Company, page 105

2. You indicate that the ability of KEDNY and KEDLI to pay dividends to Keyspan is conditioned on the maintenance of a utility capital structure. Please advise us whether or not there are restricted net assets of your subsidiaries and equity method investees that exceed 25% of your consolidated net assets as defined in Rule 4-08(e)(3) of Regulation S-X.   If the restricted assets exceed the 25% threshold, include the disclosures required by Rule 4-08(e)(3) of Regulation S-X and Schedule I of Rule 5-04 of Regulation S-X.

C. Accounting for the Effects of Regulations, page 106

3. Please tell us why your regulatory liability balance increased significantly. Describe the nature of the liability. Prospectively, you should include a discussion relative to any material changes in regulatory liabilities in your discussion of liquidity in Management's Discussion and Analysis.

M. Earnings Per Share, page 115

4. Note 5 indicates that on May 16, 2005 you issued 12.1 million shares of common stock related to the MEDS Equity conversion.   Please explain to us how you included the MEDS Equity Units in your diluted earnings per share calculations. If you used the treasury stock method to compute dilution, explain why this was appropriate in light of the interest rate floor on the remarketed notes. Please tell us whether the notes also contained any interest rate ceilings upon remarketing. If you used the treasury stock method, tell us why the "if-converted" method of computing dilution was not deemed appropriate. We may have further comment.

Note 2. Business Segments, page 122

5. We note that you had material asset disposition related to Houston Exploration. Please indicate to us if this disposition was significant at the 10% level, which would have necessitated pro forma financial statements per Article 11 of Regulation S-X.   In this regard, please provide to us the tests of significance as required by Rule 1-02 (w) of Regulations S-X.

Note 4. Postretirement Benefits, page 128

6. Please explain to us how you calculate your market-related value of plan assets as discussed in paragraph 30 of SFAS 87. Since you have a choice and the method

by which you calculate market-related value can have an impact on net income, it should be disclosed as an accounting policy.

Note 7. Contractual Obligations, Financial Guarantees and Contingencies, page 138

7. Please explain to us *in detail* whether your guarantee of the obligation for decommissioning of the Ravenswood Expansion constitutes continuing involvement pursuant to SFAS no. 98. We note your page 142 disclosure regarding your indirect obligation to decommission the facility. Accordingly, explain to us how you concluded that the transaction qualified for sale leaseback accounting treatment under paragraph 7 of SFAF no 98. Also advise as to the necessity of disclosure relative to continuing involvement as promulgated by paragraph 17 of SFAS no. 98.   We may have further comment.

Exhibits 31.1. and 31.2. Section 302 Certifications

1. Please note that the certifications required by Rule 13a-14(a) must appear exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. In future filings, please revise to omit "annual" from paragraphs 2 and 3. We note similar language in the Form 10-Q.

Form 10-Q for the fiscal quarter ended March 31, 2006

Item 4. Controls and Procedures

2. Please confirm that your disclosure controls and procedures are effective at the reasonable assurance level, rather than stating that they are effective in accomplishing their objectives, and revise your disclosure in future filings.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director